October 14, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing with the Securities and Exchange Commission on behalf of Guided Therapeutics, Inc., a Delaware corporation (the “Company”), is a preliminary proxy statement on Schedule 14A and form of proxy relating to the Company’s stockholders’ meeting to, among other things, consider and vote on a proposal to amend the Company’s Restated Certificate of Incorporation, as amended. The Company intends to release definitive copies of the proxy statement and form of proxy to security holders on October 26, 2009

Please contact the undersigned at (770) 242-8723 Ext 303 if you have any questions concerning the filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Mark L. Faupel, Ph.D.
Mark L. Faupel, Ph.D.